Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2014 and 2013

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of LiveReel Media Corporation:

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation, which comprise the consolidated statements of financial position as at June 30, 2014 and June 30, 2013 and the consolidated statements of operations and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended June 30, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as at June 30, 2014 and June 30, 2013 and its financial performance and its cash flows for the years ended June 30, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $125,820 during the year ended June 30, 2014 and as of that date had an accumulated deficit of $8,599,847.  These conditions along with other matters as set forth in Note 1 indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario	Chartered Accountants
October 22, 2014	Licensed Public Accountants

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Note	June 30, 2014	June 30, 2013
Assets
Current Assets
Cash		$1,250	$20
Other assets		-	4,039
Total Assets		1,250	4,059
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	6	$36,696	$27,041
Due to related party	10	89,159	-
Short-term loans payable	7	233,386	209,189
Total Liabilities		359,241	236,230
Shareholders’ Deficiency
Capital stock	8	7,880,660	7,880,660
Contributed surplus		361,196	347,699
Equity component of debt		-	13,497
Accumulated deficit		(8,599,847)	(8,474,027)
Total Shareholders’ Deficiency		(357,991)	(232,171)
Total Liabilities and Shareholders’ Deficiency		$1,250	$4,059

Going Concern (Note 1)
Related Party Transactions (Note 10)

Approved by the Board  ”Henry Kneis”  Director    ”Mike Wekerle” Director
                                           (signed)                         (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

For the years ended	Note	June 30, 2014	June 30, 2013

Revenue		$-	$-
Expenses
Consulting	10	-	40,000
Professional fees	10	45,981	33,030
Shareholders information		41,615	18,834
Office and general		13,707	11,289
Financing costs	10	24,197	15,307
Accretion on convertible notes payable		-	8,566
Bank charges		320	1,095
Foreign exchange loss		-	33
		125,820	128,154
Other income
Debt forgiveness		-	(75,929)
Write-down of production advances		-	(32,540)
		-	(108,469)
Net loss and comprehensive loss		$(125,820)	$(19,685)
Net loss per share – basic and diluted	9	$(0.01)	$(0.00)
Weighted average number of shares outstanding		23,521,744	23,521,744

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended	Note	June 30, 2014	June 30, 2013
Cash flows from operating activities
Net loss for the year		$(125,820)	$(19,685)
Adjustment for non-cash items:
Accrued interest		24,197	9,189
Accretion on convertible notes payable			8,566
Forgiveness of debt			(75,929)
Write-down of production advances			(32,540)
Changes in working capital items:
Other assets		4,039	19,407
Accounts payable and accrued liabilities		9,655	(11,595)
		(87,929)	(102,587)
Cash flows from financing activities
Due to related party		89,159	-
Proceeds from short-term loans		-	225,000
Repayment of short-term loans		-	(25,000)
Repayment of notes payable		-	(111,164)
		89,159	88,836
Increase (decrease) in cash		1,230	(13,751)
Cash, beginning of year		20	13,771
Cash, end of year		$1,250	$20

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

For the years ended June 30, 2014 and 2013

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance, July 1, 2012	23,521,744	$7,880,660	$347,699	$17,792	$(8,454,342)	$(208,191)
Change in equity component of debt	-	-	-	(4,295)	-	(4,295)
Net loss for the year	-	-	-	-	(19,685)	(19,685)
Balance, June 30, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Change in equity component of debt	-	-	13,497	(13,497)	-	-
Net loss for the year	-	-	-	-	(125,820)	(125,820)
Balance, June 30, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 130 Adelaide Street West, Suite 1010, Toronto, ON, M5H 3P5

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception. To this point, all operational activities and overhead costs have been funded through equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $125,820 during the year, has a working capital deficit of approximately $357,991 and an accumulated deficit of $8,599,847.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its largest shareholder (see Note 10) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were approved by the Company’s board of directors and authorized for issue on October 22, 2014.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)  Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d)  Functional and Presentation Currency

These consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e)  Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL
Other assets	Other financial assets

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Due to related party	Other financial liabilities
Short-term loans payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)  Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

(g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments and income tax assets.

(i) Recent accounting policies

The Company continues to monitor the potential changes proposed by the IASB and considers the impact changes in the standards would have on the Company’s operations.

New standards not yet adopted

IFRS 9 - The IASB is currently developing IFRS 9 “Financial Instruments” which will replace IAS 39 “Financial Instruments: Recognition and Measurement”, the current standard for financial instrument. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value through profit and loss, replacing the multiple category and measurement models in IAS 39.  The approach in IFRS 9 is based on the entity’s business model for managing the financial assets and the contractual cash flow characteristic of the financial assets.  IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted. The Company has not yet determined the potential impact of the amendments to IFRS 9 on its financial statements.

Accounting standards adopted during the year

As of July 1, 2013 the Corporation adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Corporation’s financial statements follows below:

IFRS 10 – “Consolidated Financial Statements” replaces Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 – “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

LiveReel Media Corporation

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards adopted during the year (continued)

IFRS 12 – “Disclosure of Interest in Other Entities” provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities. The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IFRS 13 – “Fair Value Measurement” provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

The adoption of these standards did not have a material impact on the Company’s financial statements.

3.   CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

4.   FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the year ended June 30, 2014.

The Company’s financial instruments consisting of cash, accounts payable and other accrued liabilities, due to related party, and short-term loans payable, approximate fair value due to the relatively short term maturities of these instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  As at June 30, 2014, the Company had a working capital deficit of $357,991, including $322,545 loans payable to and advances from its largest shareholder. As a result, the Company has exposure to liquidity risk.   The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company will continue to look to its largest shareholder for continued financial support if necessary.

LiveReel Media Corporation

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

5.   CATEGORIES OF FINANCIAL INSTRUMENTS

	June 30, 2014	June 30, 2013
Financial assets:
FVTPL
Cash	$1,250	$20
Other assets	-	4,039
Total	$1,250	$4,059

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$36,696	$27,041
Due to related party	89,159	-
Short-term loans payable	233,386	209,189
Total	$359,241	$236,230

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

       Accounts payable and accrued liabilities include the following:

	June 30, 2014	June 30, 2013
Accounts payable	$-	$10,091
Accrued liabilities	36,696	16,950
Total	$36,696	$27,041

7.   SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On March 22, 2013, Difference acquired control of the Company by the acquisition of a majority of common shares of the Company, and entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the year, the Company incurred interest expenses of $24,197 (2013 - $9,189) on these loans.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

8.   CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	June 30, 2014		June 30, 2013
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	23,521,744	$7,880,660	23,521,744	$7,880,660
End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

9.   LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2014, which were 23,521,744 shares (2013 – 23,521,744).

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2014 and 2013 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)
During the year ended June 30, 2014, the Company received $89,159 (2013 – nil) in advances from Difference Capital, its largest shareholder, for working capital purposes. The advances are unsecured, non-interest-bearing and due on demand.

b)
During the year ended June 30, 2013, consulting fees included $25,000 paid to the former Chief Executive Officer and $15,000 paid to the former Chief Financial Officer of the Company. No consulting fees were paid to any related parties during the year ended June 30, 2014.

c)	Financing costs during the year ended June 30, 2014 included $24,197 (2013 – $9,189) payable to Difference Capital.
d)	During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.
e)	Legal fees in 2013 include $17,078 paid to a law firm affiliated with the former Chief Executive Officer for legal services provided during the year.
f)
During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by the Company’s largest shareholder, Difference Capital Financial Inc., who then forgave the debt owing to it by the Company.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

11.  INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates of 26.5% (2013 – 26.5%) were the following:

	June 30, 2014	June 30, 2013
Canadian statutory income tax rates	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(33,342)	$(5,217)
Increase (decrease) in taxes resulting from:
Temporary difference	(1,265)	(1,265)
Other permanent differences	-	(28,735)
Benefit of tax losses not recognized	34,607	35,217
Provision for income taxes	$-	$-

Deferred Income Taxes

Net deferred income tax balances are summarized as follows:

	June 30, 2014	June 30, 2013
Amounts related to tax loss carry forwards	$989,510	$954,795

Share issuance costs	2,531	3,796
Deferred tax assets not recognized	(922,041)	(958,591)
	$-	$-

No deferred tax asset has been recognized in respect of the above because the amount of future taxable profit that will be available to realize such assets is not probable.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

11.  INCOME TAXES (continued)

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,734,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2015	151,000
2016	448,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
$3,734,000

12.  SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

13.  RECLASSIFICATION OF PREVIOUS YEAR FIGURES

Certain comparative figures for 2013 have been reclassified to conform with the basis of presentation adopted by the Company for the current year.